

Biglari Capital Provides Evidence Against JACK's False and Misleading Statements

Feb. 12, 2026

Legal Disclaimer

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JACK's False and Misleading Statements are Evidence of a Board Beholden to David Goebel – The Company is Deliberately Misrepresenting Facts

JACK's Mischaracterizations and False Statements

"After lengthy travel by Mr. Goebel and the Company's VP, Mr. Biglari was a "no show" at the meeting because he didn't want what he refers to as "advisors" in the meeting"

"Attendance at this meeting required lengthy travel by Mr. Goebel …"

Fact 1: Mr. Biglari agreed to travel to Kansas City as suggested by JACK

Fact 2: Mr. Goebel **did not** undertake lengthy travel. In fact, he was already in Kansas City for a prior engagement

Fact 3: Mr. Biglari made it clear that he would meet with David Goebel in a one-on-one meeting only

Fact 4: After Mr. Biglari reiterated that he would meet Mr. Goebel in a one-on-one meeting only, JACK never confirmed the meeting

Source: Company SEC filings, Company Presentation dated February 11, 2026, Biglari Capital

Evidence Against JACK: Mr. Biglari Agreed to Meet Mr. Goebel in Kansas City, as Requested by JACK

Fact 1: Mr. Biglari agreed to fly to Kansas City from San Antonio (TX) to meet Mr. Goebel where he was

Email from company representative, dated Jan 08, 2026 (10:31 AM)

> "Hope all is well. <u>Will you please confirm 1-2p Sunday work for Sardar in Kansas City</u>? Dave gave me a few recommendations for meeting space; I will follow up with location once time is confirmed, would be ~20-30 from KC airport."

Reply to company representative, dated Jan 08, 2026 (12:13 PM)

> "**The proposed time works for Mr. Biglari.** May I suggest they meet at the FBO (Signature Aviation MKC) or if doing lunch for them to meet at a restaurant close to the airport such as Trezo Mare at 4105 Mulberry Dr., Kansas City, MO 64116.
>
> Signature Aviation MKC is located at Charles B. Wheeler Airport—10 Richards Rd., Kansas City, MO 64116."

Fact 2: Mr. Goebel <u>DID NOT</u> undertake "lengthy travel" – he was already in Kansas City for a scheduled engagement

Email from company representative, dated Jan 08, 2026 (6:30 PM)

> "Thanks for confirming. <u>Dave Goebel suggested the Loews Hotel</u> at 1515 Wyandotte St, Kansas City, MO 64108 as it will be ~20 minutes for both parties, and <u>Dave will be joining from a prior engagement</u>.
>
> Now that the time is confirmed, I'll secure a meeting room at the Loews if that works for you and Mr. Biglari."

Source: Biglari Capital

Evidence Against JACK: Mr. Biglari Requested a one-on-one Meeting with Mr. Goebel

Fact 3: Mr. Biglari made it clear that he would meet with Mr. Goebel in a one-on-one meeting only

company representative's response dated Jan 9, 2026 (2:55 PM)

"*Thanks, Amanda. To confirm, I made a reservation at the Stillwell Kansas City in the Loews Hotel. If there is a better restaurant in the hotel that you're aware of, please let me know. They do offer a private room if we'd like. I'll be there tomorrow and can take a look.*

And can you confirm if it is just Mr. Biglari joining us? I made the reservation for 3 (Dave, myself, Mr. Biglari) but can adjust as necessary."

Email to company representative, dated Jan 9, 2026 (3:30 PM)

"*From Sardar Biglari:*

My assistant has conveyed to me the conditions you have set up for our meeting. I proposed this meeting so that we could sit down, one on one, in an informal setting, with the goal of continuing to establish a productive working relationship with each other. Though I was more than willing to fly to Kansas City, I do not view it as productive for me to then meet for a recorded conversation, as if it were a court hearing. This strikes me as a defensive posture that is not conducive to a constructive dialogue between a Chairman and a significant stockholder. Accordingly, unless you agree to meet in person, one on one, I think it best we cancel this meeting while counsel continue their discussions."

Source: Biglari Capital

Evidence Against JACK: Mr. Biglari Requested a one-on-one Meeting with Mr. Goebel

Fact 3: Mr. Biglari made it clear that he would meet with Mr. Goebel in a one-on-one meeting only

Company representative's response dated Jan 9, 2026 (10:34 PM)

"*Thanks, Amanda. My travel plans are already set to attend Sunday with Dave, and we shared these plans with Mr. Biglari's counsel several days ago. I will attend as IR officer for the company, and I will not be recording the meeting or taking notes. It is up to Mr. Biglari whether or not he will attend. Even if he chooses not to attend, the company will continue to explore settlement discussions to avoid a proxy contest and will complete the interviews of Doug and [ ].*

Source: Biglari Capital

6

Evidence Against JACK: Mr. Biglari's Meeting was Never Confirmed

Fact 4: After Mr. Biglari reiterated that he would meet Mr. Goebel in a one-on-one meeting only, JACK never confirmed the meeting

Email to company representative, dated Jan 10, 2026 (11:41AM)

"*Mr. Biglari will meet with Chairman one on one. In fact he would be delighted to meet the chairman with whom he has never met in person. I have scheduled many in person meetings with management but none with directors in person. Mr. Biglari would also like to avoid the proxy contest. As you can see when attorneys get involved communications break down. It proves the problem with too many intermediaries trying to arrange a basic meeting. Please let me know If the one on one meeting is acceptable; if so, Mr. Biglari will fly to Kansas City, travel 20 min to a hotel to meet the Chairman—all with the best interest of the company in mind with the hope and anticipation he can build a relationship with the chairman.*"

Follow-up Email to company representative, dated Jan 10, 2026 (7:10 PM)

"*Can you please confirm if this arrangement is accepted or rejected?*"

Company representative's response dated Jan 11, 2026 (9:13 AM CST)

"*The lawyers spoke yesterday and confirmed we should set the meeting for after next week.*"



JACK's response clearly implies that it did not expect Mr. Biglari to fly to Kansas City to meet with Mr. Goebel

Therefore, JACK's statements about Mr. Biglari not showing up are clearly false and misleading

Source: Biglari Capital

Just Like the 'No Show' Statements, JACK is Misrepresenting Facts About Mr. Biglari

- ➢ JACK's mischaracterization of Mr. Biglari being a "no show" for a meeting with Mr. Goebel calls into question their account of what occurred during a Zoom call — specifically, the claims of "yelling," "abusive," and "threatening" language.

- ➢ Those allegations are entirely fabricated. What was actually stated is that proxy fights can leave all parties bloodied — a well-established fact — and that it would be in everyone's best interest to avoid one. Everything was communicated in good faith.

- ➢ However, given Mr. Goebel's track record of poor judgment and shareholder value destruction, Mr. Biglari stated that a proxy fight was likely, with Mr. Goebel as the probable target.

- ➢ Contrary to JACK's fabricated assertions, there was no yelling, no volatility, no abuse, and no threats. Much like the misrepresentation of the "no-show", these claims are simply untrue.

David Goebel's Track Record is Indefensible. It is Clear to us that Shareholders cannot Afford One More Year of his Failed Leadership.

Governance Failures

- × Created a Board dynamic where he was the only person with restaurant experience during most of his tenure
- × Oversaw refreshment that failed to add required restaurant expertise to the Board (prior to Biglari's campaign).
- × Supported control of all key Board committees by long-tenured directors only
- × Resorted to false and slanderous statements about JACK's largest shareholder

Management Failures

- × Failed to provide management stability: 3 CEOs and 8 CFOs in just 5 years
- × Failed to address persistently declining same-store sales and adjusted EBITDA falling to multi-year lows
- × Didn't see a problem with the Company's FY2026 guidance being among the weakest since pandemic

Shareholder Value Destruction

- × Approved failed Del Taco acquisition and subsequent sale at a loss of hundreds of millions of dollars
- × Responsible for $1.8 billion in shareholder value destruction over the last 5 years
- × Responsible for overseeing strategy that increased financial risk

Vote AGAINST the election of David Goebel

Source: Company SEC filings, Biglari Capital

Exhibit 1

From: Rachel ████████████████████████
Sent: Thursday, January 8, 2026 10:31 AM
To: Amanda Anderson ████████████████████

Hi Amanda,

Hope all is well. Will you please confirm 1-2p Sunday work for Sardar in Kansas City? Dave gave me a few recommendations for meeting space; I will follow up with location once time is confirmed, would be ~20-30 from KC airport.

Thank you,
Rachel

From: Amanda Anderson ████████████████████
Sent: Thursday, January 8, 2026 12:13 PM
To: Rachel ████████████████

Ms. Webb,

The proposed time works for Mr. Biglari. May I suggest they meet at the FBO (Signature Aviation MKC) or if doing lunch for them to meet at a restaurant close to the airport such as Trezo Mare at 4105 Mulberry Dr., Kansas City, MO 64116.

Signature Aviation MKC is located at Charles B. Wheeler Airport—10 Richards Rd., Kansas City, MO 64116.

Best,
Amanda

Exhibit 2

From: Rachel ███████████████████████████
Sent: Thursday, January 8, 2026 6:30 PM
To: Amanda Anderson ████████████████████████

Hi Amanda,

Thanks for confirming. Dave Goebel suggested the Loews Hotel at 1515 Wyandotte St, Kansas City, MO 64108 as it will be ~20 minutes for both parties, and Dave will be joining from a prior engagement.

Now that the time is confirmed, I'll secure a meeting room at the Loews if that works for you and Mr. Biglari.

Thank you!
Rachel

On Jan 9, 2026, at 2:55 PM, Rachel ██████████████████████████████████ wrote:

Thanks, Amanda. To confirm, I made a reservation at the Stillwell Kansas City in the Loews Hotel. If there is a better restaurant in the hotel that you're aware of, please let me know. They do offer a private room if we'd like. I'll be there tomorrow and can take a look.

And can you confirm if it is just Mr. Biglari joining us? I made the reservation for 3 (Dave, myself, Mr. Biglari) but can adjust as necessary.

Thanks,
Rachel

Exhibit 3

From: Amanda Anderson ███████████████████████
Sent: Friday, January 9, 2026 3:30 PM
To: Rachel ████████████████████
Subject: [EXTERNAL] Re: Mtg

From Sardar Biglari:

My assistant has conveyed to me the conditions you have set up for our meeting. I proposed this meeting so that we could sit down, one on one, in an informal setting, with the goal of continuing to establish a productive working relationship with each other. Though I was more than willing to fly to Kansas City, I do not view it as productive for me to then meet for a recorded conversation, as if it were a court hearing. This strikes me as a defensive posture that is not conducive to a constructive dialogue between a Chairman and a significant stockholder. Accordingly, unless you agree to meet in person, one on one, I think it best we cancel this meeting while counsel continue their discussions.

From: Rachel ██████████████████████
Sent: Friday, January 9, 2026 10:34 PM
To: Amanda Anderson ████████████████████████
Subject: RE: [EXTERNAL] Re: Mtg

Thanks, Amanda. My travel plans are already set to attend Sunday with Dave, and we shared these plans with Mr. Biglari's counsel several days ago. I will attend as IR officer for the company, and I will not be recording the meeting or taking notes. It is up to Mr. Biglari whether or not he will attend. Even if he chooses not to attend, the company will continue to explore settlement discussions to avoid a proxy contest and will complete the interviews of Doug and ██████

Thank you!
Rachel

Exhibit 4

On Jan 10, 2026, at 11:41 AM, Amanda Anderson ███████████████████████████████ wrote:

Ms. Webb,

Mr. Biglari will meet with Chairman one on one. In fact he would be delighted to meet the chairman with whom he has never met in person. I have scheduled many in person meetings with management but none with directors in person. Mr. Biglari would also like to avoid the proxy contest. As you can see when attorneys get involved communications break down. It proves the problem with too many intermediaries trying to arrange a basic meeting. Please let me know If the one on one meeting is acceptable; if so, Mr. Biglari will fly to Kansas City, travel 20 min to a hotel to meet the Chairman—all with the best interest of the company in mind with the hope and anticipation he can build a relationship with the chairman.

Best regards,
Amanda

From: Amanda Anderson ████████████████████████
Sent: Saturday, January 10, 2026 7:10 PM
To: Rachel ████████████████████████
Subject: Re: [EXTERNAL] Re: Mtg

Ms. Webb,

Can you please confirm if this arrangement is accepted or rejected?

Best,
Amanda

From: Rachel ██████████████████████████
Date: January 11, 2026 at 9:13:41 AM CST
To: Amanda Anderson ████████████████████
Subject: Re: [EXTERNAL] Re: Mtg

Hi Amanda,

The lawyers spoke yesterday and confirmed we should set the meeting for after next week.

Thank you!
Rachel

Exhibit 5

From: Rachel █████████████████████████████
Date: January 11, 2026 at 9:13:41 AM CST
To: Amanda Anderson ██████████████████████████
Subject: Re: [EXTERNAL] Re: Mtg

Hi Amanda,

The lawyers spoke yesterday and confirmed we should set the meeting for after next week.

Thank you!
Rachel